UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated January 31, 2011.

This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By:	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: January 31, 2011

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2010 FINANCIAL RESULTS

ATHENS, Greece, January 31, 2011 -- Capital Product Partners L.P. (the “Partnership”) (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the fourth quarter ended December 31, 2010.

The Partnership’s net income for the quarter ended December 31, 2010 was $2.4 million, or $0.06 per limited partnership unit, which is $0.04 lower than the $0.10 per unit from the previous quarter ended September 30, 2010, and $0.15 lower than the $0.21 per unit from the fourth quarter of 2009.

Operating surplus for the quarter ended December 31, 2010 was $9.0 million, which is $0.5 million lower than the $9.5 million from the third quarter of 2010 and $1.2 million lower than the $10.2 million from the fourth quarter of 2009. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Revenues for the fourth quarter of 2010 were $29.0 million, compared to $32.5 million in the fourth quarter of 2009. The Partnership’s revenues reflect the lower charter rates at which it re-chartered a number of its vessels whose original charters, which were fixed during 2006 to 2008, expired during the previous quarters.

Total operating expenses for the fourth quarter of 2010 were $18.5 million, including $7.9 million in fees for the commercial and technical management of the fleet paid to a subsidiary of our Sponsor, Capital Maritime & Trading Corp, $8.1 million in depreciation and $1.3 million in general and administrative expenses, of which $0.6 million was a non-cash charge related to the Omnibus Incentive Compensation Plan, compared to $18.1 million total operating expenses for the fourth quarter of 2009.

Net interest expense and finance cost for the fourth quarter of 2010 amounted to $8.1 million compared to $8.2 million for the fourth quarter of 2009.

As of December 31, 2010 the Partnership’s long-term debt remained unchanged, compared to December 31, 2009 at $474.0 million, and Partners’ capital stood at $239.8 million.

Market Commentary

Overall, average product tanker spot earnings for the fourth quarter continued to improve, when compared to the fourth quarter of 2009, as the world economy recovery boosted demand for oil products.

Longer period charter rates remained robust, relative to the product tanker spot market, reflecting owners’ and charterers’ positive expectations for product tanker demand going forward. The product tanker orderbook experienced substantial delays and cancellations, which is expected to continue into 2011. As a result, the current product tanker orderbook is considered amongst the most attractive in the shipping industry.

The Suezmax market remained soft compared to the same quarter last year, as tonnage availability in most trading areas absorbed the increased demand.

Fleet Developments

The M/T Amore Mio II (2001 Daewoo, 159,924 dwt) was fixed at a net daily charter rate of $25,000 to Capital Maritime for 12 months (+/- 30 days). The charter commenced on January 9, 2011 and the earliest expected redelivery under the charter is December 2011.

Following the rechartering of the M/T Amore Mio II, 69% of the fleet total days for 2011 are secured under period charter coverage.

Quarterly Cash Distribution

On January 21, 2011, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per unit for the fourth quarter of 2010, in line with management’s annual guidance. The fourth quarter 2010 distribution will be paid on February 15, 2011 to unit holders of record on February 4, 2011.

The total distributions of $1.0925 paid during 2010 qualify fully as return of capital for our U.S. based unitholders, according to our advisors.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner commented: “We are pleased to see that 2010 marked an improvement for product tanker earnings, compared to the historical lows experienced in 2009. The continued delays and cancellations observed in product tanker deliveries, combined with the recovery in demand for oil products, bode well for the prospects of the product tanker market. In addition, we are particularly pleased that we have chartered the M/T Amore Mio II to Capital Maritime, our Sponsor, for approximately one year.”

Mr. Lazaridis continued: “We will continue to closely monitor key industry factors, including changes in oil product demand, oil refinery utilization rates, the availability of shipping finance, as well as further delays and cancellations that could reduce the number of new tanker vessel deliveries, in order to assess a further market recovery for 2011 and beyond. We will continue to monitor market developments and explore further accretive acquisitions, and as a result we will revisit our annual distribution guidance.”

Conference Call and Webcast

Today, January 31st 2011, at 10:00 a.m. Eastern Standard Time (U.S.), the Partnership will host an interactive conference call.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) 1452 542 301 (Standard International Dial-in). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 6, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 69648481#.

Slides and audio webcast:

The slide presentation accompanying the conference call will be available on the Partnership’s website at www.capitalpplp.com. An audio webcast of the call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding developments in the markets, our expected charter coverage ratio for 2011 and expectations regarding our quarterly distribution may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 21 vessels, including 18 modern MR tankers, two small product tankers and one suezmax crude oil tanker. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.
CPLP-F
Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Income (Note 1)
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period ended December 31,		For the years ended December 31,
	2010	2009	2010	2009

Revenues	$24,859	$32,512	$113,562	$134,519
Revenues – related party	4,146	-	11,030	-
Total Revenues	29,005	32,512	124,592	134,519

Expenses:
Voyage expenses	1,170	810	7,009	3,993
Vessel operating expenses - related party	7,940	8,420	30,261	30,830
Vessel operating expenses	-	499	1,034	2,204
General and administrative expenses	1,270	632	3,506	2,876
Vessel depreciation	8,116	7,697	31,464	30,685
Operating income	10,509	14,454	51,318	63,931
Other income (expense), net:
Interest expense and finance cost	(8,331)	(8,462)	(33,259)	(32,675)
Interest and other income	212	270	860	1,460
Total other (expense), net	(8,119)	(8,192)	(32,399)	(31,215)
Net income	2,390	6,262	18,919	32,716
Less:
Net income attributable to CMTC operations	-	(986)	(983)	(3,491)
Partnership’s net income	$2,390	$5,276	$17,936	$29,225
General Partner’s interest in Partnership’s net income	$48	$106	$359	$584
Limited Partners’ interest in Partnership’s net income	$2,342	$5,170	$17,577	$28,641
Net income per unit:
● Common units (basic and diluted)	0.06	0.21	0.54	1.15
● Subordinated units (basic and diluted)	-	-	-	1.17
● Total units (basic and diluted)	0.06	0.21	0.54	1.15
Weighted-average units outstanding:
● Common units (basic and diluted)	37,150,983	24,817,151	32,437,314	23,755,663
● Subordinated units (basic and diluted)	-	-	-	1,061,488
● Total units (basic and diluted)	37,150,983	24,817,151	32,437,314	24,817,151

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets (Note 1)
(In thousands of United States Dollars)

	December 31, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$32,471	$3,552
Short-term investments	-	30,390
Trade accounts receivable	2,305	1,217
Due from related party	2	13,365
Inventory	83	466
Prepayments and other assets	278	584
Total current assets	35,139	49,574
Fixed assets
Vessels, net	707,339	703,707
Total fixed assets	707,339	703,707
Other non-current assets
Deferred charges, net	2,462	3,147
Above market acquired bare-boat charter	8,062	-
Restricted cash	5,250	4,500
Total non-current assets	723,113	711,354
Total assets	$758,252	$760,928

Liabilities and stockholders’ equity / partners’ capital
Current liabilities
Current portion of long-term debt	$-	$-
Current portion of related party long-term debt	-	4,412
Trade accounts payable	526	778
Due to related parties	4,544	4,939
Accrued liabilities	898	2,470
Deferred revenue	3,207	3,456
Total current liabilities	9,175	16,055
Long-term liabilities
Long-term debt	474,000	474,000
Long-term related party debt	-	43,528
Deferred revenue	2,812	2,062
Derivative instruments	32,505	36,931
Total long-term liabilities	509,317	556,521
Total liabilities	518,492	572,576
Commitments and contingencies
Stockholders’ equity	-	31,224
Partners’ capital	239,760	157,128
Total liabilities and stockholders’ equity / partners’ capital	$758,252	$760,928

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows (Note 1)
(In thousands of United States Dollars)

	For the year ended December 31,
	2010	2009
Cash flows from operating activities:
Net income	$18,919	$32,716
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	31,464	30,685
Amortization of deferred charges	552	456
Amortization of above market acquired bare-boat charter	938	-
Equity compensation expense	782	-
Changes in operating assets and liabilities:
Trade accounts receivable	(2,717)	5,381
Due from related parties	6	(1,795)
Prepayments and other assets	230	(2)
Inventory	237	(264)
Trade accounts payable	118	507
Due to related parties	(570)	4,460
Accrued liabilities	(409)	271
Deferred revenue	501	147
Net cash provided by operating activities	50,051	72,562
Cash flows from investing activities:
Vessel acquisitions	(99,842)	(26,460)
Acquisition of above market bare-boat charter	(9,000)	-
Purchase of short-term investments	(81,729)	(111,850)
Maturity of short-term investments	112,119	82,540
Increase in restricted cash	(750)	-
Net cash (used in) investing activities	(79,202)	(55,770)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	105,273	-
Expenses paid for issuance of Partnership units	(1,533)	-
Proceeds from related party debt	-	26,400
Payments of related party debt/financing	(1,556)	(52,171)
Loan issuance costs	-	(725)
Excess of purchase price over book value of vessels acquired from entity under common control	(10,449)	-
Distributions paid	(33,665)	(70,463)
Capital contributions by CMTC	-	40,570
Net cash provided by / (used in) financing activities	58,070	(56,389)

Net increase / (decrease) in cash and cash equivalents	28,919	(39,597)
Cash and cash equivalents at beginning of period	3,552	43,149
Cash and cash equivalents at end of period	$32,471	$3,552

Supplemental cash flow information
Cash paid for interest	$31,860	$31,548
Non-cash activities
Net book value of vessels transferred-in, M/T Agamemnon II and M/T Ayrton II less cash paid.	-	$68,054
Net book value of vessels transferred-out, M/T Assos and M/T Atrotos	-	$(70,496)
Reduction in deferred offering expenses	$107	-
Change in payable offering expenses	$31	-
Capitalized vessel costs included in liabilities	$175	$870
Net liabilities assumed by CMTC upon vessel contribution to the Partnership	$31,844	$31,073

Notes

(1) The unaudited condensed consolidated statements of income for the three-month and years ended December 31, 2010 and 2009 and the unaudited condensed consolidated statements of cash flows for the years ended December 31, 2010 and 2009 include the results of operations of M/T Alkiviadis and M/T Atrotos which were acquired from Capital Maritime, an entity under common control (at the time of the acquisition), on June 30, 2010 and March 1, 2010, respectively, as though the transfer had occurred at the beginning of the earliest period presented. The unaudited condensed consolidated balance sheet as of December 31, 2009 includes the balance sheets of the vessel-owning companies of M/T Atrotos and M/T Alkiviadis.

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three-month period ended December 31, 2010.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2010

Net income	$2,390

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8,838
Deferred revenue	801
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,029

Replacement Capital Expenditures	(2,985)

OPERATING SURPLUS	9,044
Recommended reserves	(41)
AVAILABLE CASH	$9,003